Exhibit 99.3
TRADEMARK TRANSFER AGREEMENT
This TRADEMARK TRANSFER AGREEMENT (this “Agreement”), dated as of November 13, 2025 (the “Effective Date”), is made by and between ROHTO PHARMACEUTICAL CO., LTD., a company organized and existing under the laws of Japan (“Buyer”) and OBAGI COSMECEUTICALS LLC, a company organized and existing under the laws of Delaware (“Seller”). Buyer and Seller are hereinafter referred to collectively as the “Parties” and individually as a “Party.”
WHEREAS, the Parties hereto, or their respective Affiliates, have previously entered the following agreements in relation to the Acquired Trademarks (defined below): (i) Know-How and Trademark License Agreement, dated as of September 13, 2002, by and between OMP, Inc. (an Affiliate of Seller) and Buyer, as amended and whose rights and obligations of OMP, Inc. therein were assigned to Seller (the “2002 Agreement”); (ii) License and Supply Agreement, dated as of December 4, 2008, by and between OMP, Inc. and Buyer, as amended and whose rights and obligations of OMP, Inc therein were assigned to Seller (the “2008 Agreement”); and (iii) Distribution and Supply Agreement, dated as of April 24, 2019, by and between Seller and Buyer (the “2019 Agreement”) (collectively, the “Prior Agreements”);
WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, all of Seller’s right, title, and interest in and to certain Trademarks registered with the JPO, a list of which is set forth on Schedule A, together with all perpetual license rights and distribution rights in the territory of Japan (the “Buyer Territory”) in all channels related to any products manufactured and sold under the name of “OBAGI”, “SKIN HEALTH RESTORATION” or any other of the Acquired Trademarks set forth on Schedule A; and
WHEREAS, Buyer and Seller are entering into that certain Trademark Coexistence Agreement, dated as of the date of this Agreement (the “Trademark Coexistence Agreement”), pursuant to which the Parties and their Affiliates set forth their respective rights and obligations regarding their respective use of the Obagi Trademarks (as defined in the Trademark Coexistence Agreement);
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
DEFINITIONS
“Affiliate” means, with respect to a Party, any other Person that, directly or indirectly, or through one or more intermediaries, controls, is controlled by, or is under common control with, such Party. For purposes of this definition only, the term “control” means the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, and “controlled by” and “under common control with” have correlative meanings.
“JPO” means the Japan Patent Office.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

“Trademark” means any trademark, service mark, trade name, trade dress rights, fictional business name, corporate name, logo, slogan, internet domain name and other identification or indicia of origin, in each case whether registered or unregistered, and all applications, registrations, renewals and extensions for any of the foregoing.
“WIPO” means the World Intellectual Property Organization.
AGREEMENT
1.Purchase and Sale of Trademarks. Subject to the terms and conditions set forth herein, Seller hereby irrevocably sells, assigns, transfers, and conveys to Buyer, and Buyer hereby accepts, all of Seller’s right, title, and interest in and to the following (collectively, “Acquired Rights”), together with the goodwill associated therewith and symbolized thereby:
(a)the registered Trademarks set forth on Schedule A (collectively, “Acquired Trademarks”);
(b) all perpetual license rights and distribution rights in the Buyer Territory in all channels related to any products manufactured and sold under the name of “OBAGI”, “SKIN HEALTH RESTORATION” or any other of the Acquired Trademarks set forth on Schedule A, subject only to the license listed on Schedule B;
(c)all royalties, fees, income, payments, and other proceeds now or hereafter due to Seller with respect to any of the foregoing, provided that any royalties accrued and payable to Seller pursuant to the Prior Agreements up to and excluding the Closing Date shall remain due and payable;
(d)all claims and causes of action with respect to any of the foregoing, whether accruing before, on, or after the Effective Date, including all rights to and claims for damages, restitution, and injunctive and other legal and equitable relief for past, present and future infringement, dilution, violation, breach, or default; and
(e)all other rights, privileges, and protections of any kind whatsoever of Seller accruing under any of the foregoing provided by any applicable law, treaty, or other international convention throughout the world.
2.Purchase Price; Taxes.
(a)The aggregate purchase price for the Acquired Rights shall be Eighty-Two Million Five Hundred Thousand US Dollars (US$82,500,000) (the “Purchase Price”), which amount is not inclusive of consumption tax. The Japanese consumption tax rate is ten percent (10%) and the purchase price amount inclusive of consumption tax is Ninety Million Seven Hundred and Fifty Thousand US Dollars (US$90,750,00) (the “Purchase Price with Consumption Tax”).
(b)Within five (5) days following the satisfaction or waiver of all Conditions Precedent (the “Closing Date”), Buyer shall remit the Purchase Price with Consumption Tax in US dollars in accordance with wire instructions that have been provided by Seller in writing.
(c)Both Parties acknowledge that the payment of the Purchase Price shall be made free and clear of any deduction or withholding. If any deduction or withholding with respect to the payment of the Purchase Price is required by applicable law (a

“Required Withholding Amount”), then both Parties shall discuss and share the payment of such Required Withholding Amount. If both Parties cannot reach agreement with respect to the share of the Required Withholding Amount that each Party shall bear, Seller shall bear one half of such Required Withholding Amount (the “Seller Withholding Portion”). Buyer shall timely pay such Required Withholding Amount to the applicable tax authority. After Buyer pays such Required Withholding Amount to the applicable tax authority and provides Seller with documentation evidencing such payment, Seller shall promptly pay to Buyer the Seller Withholding Portion.
(d) Buyer shall be responsible for all stamp, registration, recording and other similar fees (including any penalties and interest) arising out of or incurred in connection with the transactions contemplated by this Agreement (“Transfer Fees”). The Parties agree to cooperate with one another and use reasonable efforts in accordance with applicable laws to reduce any Transfer Fees applicable to payments made under this Agreement.
3.Conditions Precedent. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of each of the following conditions (collectively, the “Conditions Precedent”):
(a)consent of Seller’s lender or, if such consent is no longer required, confirmation from Seller that such lender consent is no longer required; and
(b)delivery by Seller to Buyer of:
(i)with respect to those Acquired Trademarks registered with the JPO (“JPO Acquired Trademarks”), any evidence of the submissions made by Seller with the JPO, such as stamped submissions, to effectuate the transfer to Buyer of the JPO Acquired Trademarks; and
(ii)with respect to those Acquired Trademarks registered with the WIPO (“WIPO Acquired Trademarks”), any evidence of the electronic submissions made by Seller with WIPO that it has initiated the transfer of registration of such WIPO Acquired Trademarks to Buyer, such as a PDF screenshot of such electronic submissions, or any other evidence such as a signed letter from an authorized representative of Seller stating that Seller has initiated the process to complete the transfer of the WIPO Acquired Trademarks from Seller to Buyer, provided that in the event the WIPO Acquired Trademarks cannot be transferred to Buyer, Seller will cancel the registration of the WIPO Acquired Trademarks for Japan.
4.Treatment of Prior Agreements; Perpetual Know-How License.
(a)The Parties agree that the 2002 Agreement shall be terminated mutually between the Parties upon execution of this Agreement. Except as otherwise expressly provided in this Agreement, neither Party nor their respective Affiliates shall have any further rights or obligations thereunder from and after the Effective Date. For clarity, Obagi and its Affiliates shall have no further obligation to protect, maintain or enforce any of the Acquired Trademarks in the Buyer Territory, which shall be the sole responsibility of Rohto from and after the Closing Date.
(b)Subject to receipt of the Purchase Price, Seller hereby grants to Buyer a non-exclusive, royalty-free, non-transferable, non-sublicensable, perpetual, irrevocable license to use the Know-How that is being used by Rohto as of the Effective Date to manufacture Licensed Products at the Facility and to market, sell and distribute such Licensed Products in all channels in the Rohto Territory. The terms “Know-How,” “Licensed Products” and “Facility” shall have the meaning ascribed to them in the 2002 Agreement.
(c)The Parties acknowledge and agree that the 2008 Agreement and the 2019 Agreement have expired in accordance with their respective terms and are of no further force or effect.
5.Further Assurances; Recordation.
(a)From and after the Effective Date, each of the Parties shall execute and deliver any additional documents, instruments, conveyances, and assurances (for clarity, in addition to any documents which have been delivered from Seller to Buyer in accordance with Section 3(b)), and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.
(b)Without limiting Section 5(a), Seller shall execute and file with the JPO such assignments and other documents, certificates and instruments of conveyance in a form suitable to record and perfect the transfer of the JPO Acquired Trademarks to Buyer and shall make such submissions as shall be necessary with the WIPO to record and perfect the transfer of the WIPO Acquired Trademarks to Buyer (together the “Acquired Trademarks Assignments”), and, in each case, to vest in Buyer all right, title, and interest in and to the Acquired Rights in accordance with applicable law. As between Seller and Buyer, Seller shall be responsible, at its own expense, for filing the Acquired Trademarks Assignments, and for preparing and filing all other documents, certificates, and instruments of conveyance with the applicable governmental authorities including the JPO; and, upon Buyer’s reasonable request, and at Buyer’s expense, Seller shall take additional steps and actions, and provide such cooperation and assistance, to Buyer and its successors, assigns, and legal representatives, including the execution and delivery of any affidavits, declarations, oaths, exhibits, assignments, powers of attorney, or other documents, as may be necessary to effect, evidence, or perfect the assignment of the Acquired Rights to Buyer, or any of Buyer’s successors or assigns.
6.Representations and Warranties of Seller. Seller represents and warrants to Buyer that the statements contained in this Section 6 are true and correct as of the Effective Date, unless otherwise stated expressly therein. For purposes of this Section 6, “Seller’s knowledge” shall mean the actual knowledge of members of management of Seller.
(a)Authority of Seller; Enforceability. Seller (i) is validly existing and in good standing under the applicable laws of its jurisdiction of incorporation or formation and (ii) has all requisite corporate or other legal entity power and authority to execute, deliver and perform this Agreement. The execution, delivery, and performance of this Agreement has been validly authorized by all necessary corporate or other legal entity action by Seller. The signatory of this Agreement and the Acquired Trademarks Assignments has the power and authority to execute each of them.
(b)No Licenses to Third Parties. Except as set forth on Schedule B, Seller and its Affiliates have not licensed any Person to use any Acquired Trademarks in the Buyer Territory.
(c)Ownership; Validity. As of the Closing Date, Seller is the legal and beneficial owner of all right, title and interest in and to the Acquired Trademarks;

provided, however, that with respect to the Acquired Trademarks registered with WIPO, these shall be subject to the electronic submission to be made by the authorized representative of the owner of such Acquired Trademarks with WIPO. Seller has taken all reasonable steps necessary to maintain the validity and effectivity of the Acquired Trademarks including paying the fees for registration and extension to the JPO. To Seller’s knowledge, (i) the Acquired Trademarks are existing validly and are in effect, and (ii) there are no proceedings challenging the validity or enforceability thereof.
(d)No Other Trademarks. Schedule A sets forth all of the Trademarks that include or are confusingly similar to the name of “OBAGI” or “SKIN HEALTH RESTORATION” and which are registered with the JPO or WIPO by Seller and its Affiliates. There is no other Trademark that includes or is confusingly similar to the name of “OBAGI” or “SKIN HEALTH RESTORATION” in any class of registration (other than the Trademarks set forth on Schedule A) to be registered, filed nor attempted to be filed by Seller and its Affiliates to the JPO or WIPO for the Buyer Territory.
(e)Non-Infringement. To Seller’s knowledge, as of the Effective Date, (i) the Acquired Trademarks do not infringe the intellectual property rights of any Person and (ii) no Person is infringing the Acquired Trademarks in any material respect, in each case of (i) and (ii), solely with respect to the Buyer Territory.
(f)Legal Actions. There are no actions (including any opposition or cancellation proceedings before the JPO) settled, pending, or, to Seller’s knowledge, threatened: (i) alleging any infringement, misappropriation, dilution, or other violation of the intellectual property rights of any third party based on the use or exploitation of any Acquired Rights; (ii) challenging the validity, enforceability, registrability, or ownership of any Acquired Rights or Seller’s rights with respect thereto; or (iii) by Seller alleging any infringement or other violation by any Person of any Acquired Rights.
7.Representations and Warranties of Buyer. Buyer represents and warrants to Seller that the statements contained in this Section 7 are true and correct as of the Effective Date.
(a)Authority of Buyer; Enforceability. Buyer (i) is validly existing and in good standing under the applicable laws of its jurisdiction of incorporation or formation and (ii) has all requisite corporate or other legal entity power and authority to execute, deliver and perform this Agreement. The execution, delivery, and performance it of this Agreement has been validly authorized by all necessary corporate or other legal entity action by Buyer. The signatory of this Agreement has the power and authority to execute this Agreement.
8.Disclaimers; Limitation of Liability.
(a)No Other Representations or Warranties. Except for the representations and warranties contained in Section 6 and Section 7, the Parties have not made and make no other express or implied representation or warranty, either oral or written, whether arising by law, course of dealing, course of performance, usage, trade, or otherwise. Without limiting the generality of the foregoing, Seller expressly disclaims any warranties with respect to the registration, validity, enforcement, or use of the Acquired Rights.
(b)Limitation of Liability. In no event shall either Party’s aggregate liability hereunder exceed Five Million US Dollars (US$5,000,000), excluding Buyer’s obligation to pay the Purchase Price. Notwithstanding anything to the contrary in this Agreement, Seller shall not be liable for any damages to the extent that (i) as of the Effective Date,

Buyer had knowledge of the facts or circumstances giving rise to such damages or (ii) such damages were primarily caused by any act or omission of Buyer or its Affiliates. If Buyer or its Affiliates contributed to, but were not the primary cause of, such damages, Seller’s liability shall be reduced in proportion to the extent of Buyer’s or its Affiliates’ contribution.
(c)Consequential Damages. In no event shall either Party be liable for any indirect, incidental or consequential damages, even if such Party shall have been advised in advance of the likelihood thereof.
9.Confidentiality.
(a)Confidentiality and Use. Neither Party shall disclose to any third party (other than such Party’s employees, directors, advisors, accountants and shareholders, in their capacity as such, who have a need to know such information and are bound by confidentiality obligations at least as protective as those set forth herein) any information with respect to this Agreement or its terms, including the Parties’ communications concerning the Acquired Trademarks or any information relating to a Dispute hereunder, unless such information is or becomes generally known (“Covered Information”), without the prior written consent of the other Party. Each Party agrees: (i) not to use any Covered Information in the conduct of the businesses of such Party, its Affiliates, or its or their licensees, other than as reasonably necessary to exercise its rights or perform its obligations under this Agreement; (ii) not to use any Covered Information, directly or indirectly, in any manner to the detriment of the other Party (or its Affiliates) or to obtain any competitive advantage relative to the other Party (or its Affiliates); and (iii) to maintain such information in strict confidence.
(b)Compelled Disclosures. If either Party is compelled to disclose any Covered Information, by judicial or administrative process or by other requirements of law, such Party shall: (i) promptly notify the other Party in writing; (ii) disclose only that portion of such Covered Information which it is advised by counsel in writing is legally required to be disclosed; and (iii) use reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.
(c)Permitted Disclosures of Terms. Notwithstanding the foregoing, each Party shall be permitted to disclose the terms of this Agreement (i) to the extent reasonably required to comply with any applicable law, regulation or stock exchange rule or (ii) pursuant to reasonable confidentiality obligations in connection with a financing, merger, acquisition, sale of stock or assets, or other strategic transaction relating to the Acquired Rights.
10.Miscellaneous.
(a)Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.
(b)Entire Agreement. This Agreement, together with the Trademark Coexistence Agreement, constitutes the sole and entire agreement between the Parties with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings and agreements, both oral and written, with respect to such subject matter.

(c)Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
(d)Third-Party Beneficiaries; Agency. The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and no third-party beneficiary rights shall be conferred upon any other Person. Neither Party shall be considered as, or hold itself out to be, an agent of the other Party, and neither Party may act for or bind the other Party in any dealings with a third party.
(e)Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner.
(f)Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and addressed to the Parties as follows (or as otherwise specified by a Party in a notice given in accordance with this Section 10(f)):
(i)If to Seller: Obagi Cosmeceuticals LLC, 3760 Kilroy Airport Way, Suite 500, Long Beach, CA 90806, Attention: Natasha Hodkinson, General Counsel: natasha.hodkinson@obagi.com and elisabeth@waldencast.com
With a copy to:
525 University Ave, Palo Alto, CA 94301 USA
Attn: Ken Kumayama, ken.kumayama@skadden.com
(ii)If to Buyer: Rohto Pharmaceutical Co., Ltd.,1-8-1 Tatsumi-nishi, Ikuno-ku, Osaka 544-8666 Japan Attention: Kanae Kokubo, Senior Manager, Corporate Alliance, Corporate Planning Division kokubok@rohto.co.jp
(g)Notices sent in accordance with this Section 10(f) shall be deemed effectively given: (w) when received, if delivered by hand (with written confirmation of receipt); (x) when received, if sent by a nationally recognized overnight courier (receipt requested); (y) on the date sent by email (with confirmation of transmission), if sent during normal business hours of the recipient, and on the next business day, if sent after normal hours of the recipient; or (z) on the tenth (10th) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

(h)Interpretation. For purposes of this Agreement, (i) the words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation”; (ii) the word “or” is not exclusive; (iii) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole; and (iv) Section titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. Unless the context otherwise requires, references herein: (x) to Sections and Schedules refer to the Sections of, and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
(i)Governing Law. Subject to the provisions of Section 5(b) of this Agreement, this Agreement shall be governed by and construed in accordance with the internal laws of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of Japan.
(j)Survival. All representations, warranties, covenants, and agreements contained herein shall continue in full force and effect for one (1) year following the Effective Date, after which all obligations of both Parties shall terminate; provided that the Parties’ confidentiality obligations set forth in Section 9 shall continue in perpetuity.
(k)Arbitration. All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (ICC) by three arbitrators, with each Party nominating one arbitrator in the Request and the Answer, respectively, and the third arbitrator, who shall act as president of the arbitral tribunal, being nominated by the co-arbitrators within 30 days from the confirmation or appointment of the co-arbitrators.
(i)The language of the arbitration shall be English.
(ii)The seat of arbitration shall be Osaka, Japan.
(iii)The governing law of this Section 10(j) shall be the laws of Japan.
(iv)No award or procedural order made in the arbitration shall be published.
(l)Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the Effective Date.

OBAGI COSMECEUTICALS LLC

	By:	/s/ Michel Brousset
Name: Michel Brousset
Title: Chief Executive Officer

AGREED TO AND ACCEPTED:	ROHTO PHARMACEUTICAL CO., LTD.

	By:	/s/ Hidetoshi Segi
Name: Hidetoshi Segi
Title: President and Representative Director

SCHEDULES
SCHEDULES†
Schedule A - Acquired Trademarks
Schedule B - Disclosures Against Representations

†    Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and exhibits have been omitted. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.